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03032404

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bresagen Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

FILE NO. 82- 5735 FISCAL YEAR 6-30-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT: 10/1/03

ABN 60 007 988 767

03 SEP 25 AM 7:21

82-5135

ANNUAL FINANCIAL REPORT

YEAR ENDED 30 JUNE 2003

AR/S
6-30-03

Contents

Contents	Page
Corporate Governance Statement	2
Directors' Report	6
Statements of Financial Performance	15
Statements of Financial Position	16
Statements of Cash Flows	17
Notes to the Financial Statements	18
Directors' Declaration	54
Independent Audit Report	55
ASX Additional Information	57

CORPORATE GOVERNANCE STATEMENT

This statement outlines the main corporate governance practices that were in place throughout the period, which comply with the ASX Corporate Governance Council recommendations, unless otherwise stated.

BEST PRACTICE RECOMMENDATIONS

Board of Directors and its Committees

The business of BresaGen Limited is managed by the directors who may exercise all of the powers that the Company's Constitution, the Corporations Act 2001, the Australian Stock Exchange (ASX) or the ASX Listing Rules do not require to be exercised by the Company in general meeting.

The role of the Board includes:

- setting the Company's strategic direction;
- ensuring the Company's risk management and compliance systems are effective;
- setting the remuneration framework for the Company and assessing the performance of, and compensation for, senior management;
- approving the annual business plan and budgets.

The Board delegates the executive management of the Company to the Chief Executive Officer.

Composition of the Board

Details of the directors are set out on pages 6 and 7 of the directors' report. The constitution provides for a minimum of three and maximum of twelve directors.

The composition of the Board is determined using the following principles:

- the Chairman of the Board should be an independent non-executive director;
- the Board should comprise a majority of non-executive directors;
- the Board should comprise directors with a broad range of experience both nationally and internationally.
- directors appointed by the Board are subject to election by shareholders at the following annual general meeting and thereafter directors (other than the Managing Director) are subject to re-election at least every three years. The tenure for executive directors is linked to their holdings of executive office.

The Board has accepted the following definition of an independent director:

An independent director is a director who is not a member of management (a non-executive director) and who:

- is not a substantial shareholder (5% or more of the voting rights) of the Company or an officer of, or otherwise associated, directly or indirectly, with a substantial shareholders of the Company;
- has not within the last three years been employed in an executive capacity by the Company or another group member, or been a director after ceasing to hold any such employment;
- is not a principal of a professional adviser to the Company or another group member;
- is not a significant supplier or customer of the Company or another group member, or an officer of or otherwise associated, directly or indirectly, with a significant supplier or customer;
- has no significant contractual relationship with the Company or another group member other than as a director of the Company; and
- is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company.

Director dealings in Company shares

The Constitution does not preclude directors from acquiring shares in the Company. Outlined below is the Company's policy for directors' trading in shares as approved by the Board of Directors.

Directors and senior executives, in general, can only trade in the Company's shares in the 21 days commencing three days after the announcement of the Company's half yearly results, annual results and AGM. Directors must inform and receive acknowledgment from the Chairman or the Company Secretary and senior executives from the Company Secretary of an intention prior to any dealings by themselves or their associates.

In any event directors and senior executives are prohibited from trading in the Company's shares in the following circumstances:

- if in the possession of price sensitive information; or
- where the director or executive officer would be trading for a short term gain.

It is also inappropriate for directors and senior executives to procure others to trade when they are precluded from trading.

Subsequent confirmation to the Company Secretary that the trade has occurred is required.

To assist in the execution of its responsibilities the Board has established a number of Board Committees including an Audit Committee, a Remuneration and Nomination Committee and a Protein Pharmaceuticals Committee.

Audit Committee

The Board of Directors of the Company has approved a Charter to govern the Audit Committee, the main features of the Charter are outlined below.

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing:

- The financial reports and other financial information released by the Company in accordance with the Corporations Law or Australian Stock Exchange Listing Rules (the Listing Rules);
- The Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and
- The Company's auditing, accounting and financial reporting processes generally.

Consistent with this function, the Audit Committee should encourage continuous improvement of, and adherence to, the Company's policies, procedures and practices at all levels.

The Audit Committee's primary responsibilities and duties are to:

- Serve as an independent and objective party to monitor the Company's financial reporting process, internal control systems and management of risk;
- Review and appraise the audit efforts of the Company's external auditors. The external auditors, KPMG were appointed when the Company listed on the Australian Stock Exchange in September 1999. The lead audit engagement partner was last rotated in 2002 and will rotate at a maximum of every seven years;
- Provide an open avenue of communication among the external auditors, financial and senior management and the Board of Directors.

The Audit Committee shall be comprised of three or more directors as determined by the Board, two of whom shall be independent directors, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee. The members of the committee are:

JB Harkness (appointed 13 March 2003)
PR Hart (appointed 15 July 2002)
J Kucharzcyk (appointed 10 July 2003)
GN Vaughan (retired 16 April 2003)

CORPORATE GOVERNANCE STATEMENT

All members of the Committee must have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related management expertise.

The Committee meets at least two times annually, or more frequently as circumstances dictate. As part of its job to foster open communications the Committee should meet at least annually with management and external auditors in separate sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee's Functions and responsibilities include:

- reviewing the performance of senior executives;
- reviewing and recommending the remuneration of senior executives;
- recommending the Company's remuneration policy;
- reviewing and recommending non-executive director fees;
- nomination of directors, giving consideration to the balance, nature and degree of expertise required and its ongoing relevance to the Company's activities.

The members of the committee are:

R Mazzocchi (Chairman)
PR Hart
JB Harkness

Protein Pharmaceutical Committee

The Board of Directors has established this Committee due to the potential conflicts that arise given the likelihood the Chief Executive Officer and most of Senior Management will transfer into an associated company at the completion of our current US fundraising efforts. This Committee is to act on the Board's behalf in discussions and negotiations with the appointed US bankers (Caymus Partners), legal advisors and other consultants and advisors used in relation to this transaction.

The principal responsibilities of this Committee that have at the time of this report been completed, include:

- Review and approve the Caymus engagement;
- Meet with the Caymus principals to establish an effective relationship;
- Review and approve the engagement of US attorneys advising the Company in respect to this transaction.

The principal responsibilities of this Committee continue include:

- Participate in meetings with Caymus leading to the formulation and completion of the offer documents, comprising an initial Executive Summary and a subsequent Private Placement Memorandum;
- Recommend these documents for approval by the Board of Directors;
- Participate in meetings discussing, formulating and agreeing company structures;
- Recommend company structures for approval by the Board of Directors;
- Provide initial review for the Board of Directors of proposed terms sheets from lead investor(s);
- Participate in, monitor and review alternative Protein Pharmaceutical discussions and negotiations.

Respect the Rights of Shareholders

The Board ensures that shareholders are informed of all major developments affecting the Company's affairs. All documents that are released publicly are made available on the consolidated entity's website at www.bresagen.com.au.

BresaGen uses the following measures to ensure as far as possible equal access to material information:

- email database. Shareholders are urged to register by emailing adelaide@bresagen.com.au
- Appointment of a Communications Officer (Company Secretary) whose task is to ensure the Company abides by the Continuous Disclosure regime.

The Board encourages full participation of shareholders at the Annual General Meeting. The shareholders are requested to vote on the appointment and aggregate remuneration of directors and the granting of options and shares to directors.

The directors present their report together with the financial report of BresaGen Limited (the Company) and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2003 and the auditor's report thereon.

DIRECTORS

The directors of the Company at any time during or since the financial year are:

PR Hart, BSc (Hons Electrical Engineering), 59, appointed 1996
Chairman, Independent Non-Executive Director
Mr Hart is currently Chairman of Defence Teaming Centre and Director of Avalon Systems Pty Ltd. He was formerly Managing Director of Luminis Pty Ltd, the commercial development and technology transfer company of The University of Adelaide, and a previous Chief Executive Officer of Thorn-EMI – Electronics Australia.

JR Smeaton, BAg Sc (Hons), PhD (Biochemistry), 62, appointed 1987
Managing Director
Dr Smeaton has been involved in the biotechnology field for over 20 years having previous experience with Xerox and Perkin-Elmer Corp in the USA in the development and marketing of advanced medical diagnostic equipment. He was previously President of Stat Engineering, Managing Director of Bioclone Australia Pty Ltd, General Manager of Australian Genetic Engineering Ltd and President of Agen USA Inc.

JB Harkness, FCA, FAICD, 58, appointed 13 March 2003
Independent Non-Executive Director
Mr. Harkness was a partner with KPMG for 24 years, specialising in Corporate Recovery. He was National Executive Chairman for five years and retired from KPMG on 30 June 2000. Mr Harkness is a Director of Crane Group Limited and Macquarie CountryWide Management Limited, Chairman of ICA Property Development Funds, Helmsman Capital Fund and Sydney Foundation for Medical Research. He is also a Director of Northern Suburbs Rugby Football Club Limited.

CA Juttner, BMedSci (Hons Physiology), MBBS, FRACP, 59, appointed 2000
Executive Director
Dr Juttner was the Deputy Director of the Hanson Centre for Cancer Research, and is currently a Director of Pacific Biomedical Consulting. He has over 30 years experience in the medical research and cell and gene therapy field having previously been Vice President, Clinical Research and Development for SyStemix Inc and Genetic Therapy Incorporated in the USA, and Clinical Director, Hanson Centre for Cancer Research in Adelaide. He has held senior executive roles at the Institute of Medical and Veterinary Science, Medvet Science and the Royal Adelaide Hospital, Adelaide, South Australia.

J Kucharczyk, PhD (Neuroendocrinology), 53, appointed 2000
Non-Executive Director
Dr Kucharczyk is a Professor of Radiology and Neurosurgery and Director of Health Services Research, University of Minnesota. He co-founded several US medical high-tech start-ups including ITI Medical Technologies, Inc, Image-Guided Neurologics, Inc and CytoGenesis, Inc. He has served as a senior health policy advisor to the Government of Canada, and as a lobbyist for the Canadian Federation of Biological Societies. He is currently a Director of Image-Guided Neurologics, Inc, and Quasm, Inc.

R Mazzocchi, BSc (Biochemistry), Grad Degree in Biophysics, 44, appointed 2000
Independent Non-Executive Director
Mr Mazzocchi is President and Chief Executive Officer of Image-Guided Neurologics, Inc. He has 22 years of executive experience within the medical device industry and was previously Founder, President & CEO of Microvena Corporation. He also co-founded several other US medical device companies including Vascular Science, Inc, Thermonix, Inc, CytoGenesis, Inc, and Quasm, Inc. He is currently Chairman of Triton Biosystems, and Quasm, Inc and a Director of Image-Guided Neurologics, Inc.

DIRECTORS (CONTINUED)

GN Vaughan MSc (Chemistry), PhD (Microbiology), 70, appointed 1998, retired 16 April, 2003
Independent Non-Executive Director
Dr Vaughan is the current Chairman of the Co-operative Research Centres Committee and a member of the Industry Research and Development Board. Dr Vaughan is a director of the Institute of Drug Technology Australia Limited and Medica Holdings Limited. During 1992-96 he held the position of National Manager, Therapeutic Goods Administration. He has held academic positions as Dean and Director of the Victorian College of Pharmacy, Director of Chisholm Institute of Technology, and Deputy Vice-Chancellor of Monash University.

J Hasker, BE (Hons), Dip TRP, MBA, FIE, 63, appointed 1999, retired 15 July 2002
Independent Non-Executive Chairman
Mr Hasker is a professional Director specialising in the health-care sector. He is also Non-Executive Chairman of the Australian Red Cross Blood Service, Medica Holdings Limited, Aurora Energy Pty Ltd and a Director of Tassal, Pivot and Arthron Limited. He was Managing Director and CEO of FH Faulding & Co Limited from 1984 to 1988 and was subsequently General Manager of several Business Groups within ICI Australia until 1996.

PR Jenkins, 68, appointed 1997, retired 15 July 2002
Independent Non-Executive Director
Former Chief Executive Officer of Trace Scientific Limited, a medical diagnostic company. Prior to this he held various senior marketing and general management positions with Schering-Plough Corporation, a large US healthcare company in Australia and overseas. Mr Jenkins is currently an investment director with the venture capital organisation Colonial First State Private Equity Limited.

DIRECTORS' MEETINGS

There were nine Directors' Meetings, one Remuneration and Nomination Committee Meetings and four Audit Committee Meetings held during the financial year. The number of meetings attended by each of the directors of the Company were:

	Board Meetings		Remuneration Committee Meetings		Audit Committee Meetings	
	Attended	Held *	Attended	Held *	Attended	Held *
PR Hart	9	9	1	1	4	4
JR Smeaton	9	9	N/A	N/A	N/A	N/A
JB Harkness	2	2	-	-	1	1
CA Juttner	9	9	N/A	N/A	N/A	N/A
J Kucharczyk	9	9	N/A	N/A	N/A	N/A
R Mazzocchi	9	9	1	1	N/A	N/A
GN Vaughan	8	8	N/A	N/A	3	3
J Hasker	0	1	1	1	N/A	N/A
PR Jenkins	1	1	N/A	N/A	N/A	N/A

* *Reflects the number of meetings held during the time the director held office during the year.*

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the financial year were carried out in the following business segments:

Cell Therapy	Research to develop treatment for disease through the use of embryonic stem cells.
Protein Pharmaceuticals	Research and production of cost effective technology to express and purify recombinant proteins on a commercial scale.
Reproductive Biotechnology	Research to improve the efficiency of proprietary methodology and develop xenotransplant technologies in pigs.

DIRECTORS' REPORT

During the year the group expanded its activities within the Protein Pharmaceutical segment and further developed protEcol Services, a business unit that provides contracts services in the area of process development and manufacture of recombinant peptides and proteins.

DIVIDENDS

No dividends have been paid by the Company or recommended by the directors since the end of the previous financial year.

REVIEW AND RESULTS OF OPERATIONS

Overview

The consolidated entity reported revenues for the year ended 30 June 2003 of $5,267,000 compared to the prior year of $6,049,000 a decrease of 13%. The decrease in revenue was largely attributable to the Company not earning any milestone income in the current year, compared to $510,000 in the prior year, due to the termination of the E21R agreement with British Biotech early in the 2003 financial year. In addition, interest revenue declined to $424,000 a decrease of 56% compared to the prior year, due to the Company's declining cash balance.

The consolidated loss after income tax for the year ended 30 June 2003 was $13,946,000 compared to a prior year loss after income tax of $11,861,000.

The current year consolidated loss incorporates a $4,172,000 write-down of the Company's cell therapy intellectual property portfolio. Excluding the above write-downs the current year consolidated loss was $9,774,000.

Expenditure on research and development (R&D) amounted to $8,069,000 for the year, compared to $10,146,000 in the prior year. The decrease in R&D expenditure was due to the termination of research on the Company's anti-cancer drug E21R (decrease of $1,174,000), and a switch in focus to process development and contract manufacturing to utilise the Company's production facilities and recombinant protein development skills.

Review by Segment

Refer to Note 30 of the notes to the financial statements for presentation of the results of the Company by business segment.

Protein Pharmaceuticals

This division reported an operating loss of $1,608,000 for the twelve months ended 30 June 2003 compared to $1,057,000 in the prior year before write-downs.

Revenues were $1,811,000 compared with $2,546,000 for the prior year. For the twelve month period ended 30 June 2003, 98% of the segments revenue was generated from sales compared to 57% in the prior year. The sources of this segments sales revenue were:

- The Company's new protEcol division generated revenue of $1,028,000 for its first full year of operations, compared to $90,000 in the prior year;
- EquiGen sales remained steady decreasing by 2% to $693,000;
- Sales of research grade hGH were disappointing at $62,000 compared to $478,000 in the prior year. These sales are adhoc in nature.

The non-sales revenue this segment generated in the prior year included $473,000 in grant revenue for the E21R grant that terminated in December 2001 and $510,000 in milestone payments received from British Biotech in relation to E21R. These revenues were non-recurring due to the cessation of E21R development following the termination of the agreement with British Biotech.

Protein pharmaceutical divisional expenses totalled $3,419,000 compared to the previous year of $3,603,000 (excluding one-off write-downs) a decrease of 5%.

Cell Therapy

This division reported a loss from ordinary activities of $8,929,000 for the twelve months up from a loss of $5,299,000 in the previous year. Included in the loss is a $4,172,000 charge for the write off of some of the segments intellectual property assets. The loss of the segment excluding the write-down was $4,757,000, a 10% decrease compared to the prior year.

Cell Therapy revenue increased from $1,358,000 in the prior year to $2,281,000, an increase of 67%. The main reason for the increase was the US National Institutes of Health grant funding of $966,000. This grant totals $US1.3m plus indirect costs and is providing funds for expansion, testing, quality assurance, and distribution of our cell lines that meet President Bush's criteria for US Federal funding of research on human embryonic stem cells. In addition, the Company was able to generate sales revenue of $120,000 from the sale and distribution of these cell lines.

In Australia, the Company continues to derive revenue from its Federal Government Start grant that partially funds the Adelaide Cell Therapy program. The Company derived revenues of $1,193,000 from this grant compared to $1,357,000 in the prior year. The decrease in revenue is a result of decreased eligible expenditure in the area. As at 30 June 2003 $3,710,000 of the $4,929,000 grant had been received.

Reproductive Biotechnology

This division reported a surplus from ordinary activities of $96,000 for the twelve months against a prior year loss of $23,000. This division is self-funding through two external research contracts and the surplus in the current year offsets losses in the prior year and covers cost of capital equipment purchased with grant funds yet to be fully depreciated.

Liquidity

The consolidated entity had cash of $5,860,000 as at 30 June 2003 compared to $16,226,000 as at 30 June 2002. The Statement of Cash Flows shows that cash used in operating activities amounted to $8,025,000 and payments for property, plant and equipment primarily in relation to the Company's new facility totalled $9,444,000. The Company drew down $7,044,000 in debt finance as part of the new facility funding arrangements in place with the State Government of South Australia.

Forecast operating cash flows indicate that cash reserves are sufficient to fund current operations until December 2003, by which time it is envisaged the Company will have restructured so that it has reduced its funding obligation to such an extent that its ongoing viability is reasonably assured. The Company has instigated a process of realising the value of its protein pharmaceutical and cell therapy divisions through a corporate restructure such that upon its completion the Company will retain equity investments in these two areas. Following completion the Company is not expected to directly carry out any research and development activities. This will have the effect of significantly reducing the cash required to fund continuing operations.

STATE OF AFFAIRS

During the financial year there were no significant change in the state of affairs of the consolidated entity other than referred to in the financial statements or notes thereto.

EVENTS SUBSEQUENT TO BALANCE DATE

In the opinion of the directors of the Company there has not arisen since 30 June 2003 any other item, transaction or event of a material and unusual nature likely to affect significantly, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years other than as listed below:

The Company will likely be the head entity in a tax-consolidated group comprising the Company and all of its Australian wholly-owned subsidiaries, from the implementation date of 1 July 2003. There is no financial effect of this change as the tax losses of the Company or it wholly owned subsidiary have never been brought to account in the financial statements. The ultimate effect of the Tax Consolidation legislation may differ as a result of Urgent Issue Group deliberations and final calculations and decisions to be made under the legislation.

DIRECTORS' REPORT

On 1 July 2003 the Company instituted legal proceedings in the Supreme Court of South Australia against the Institute of Medical and Veterinary Science (IMVS), Medvet Pty Ltd and Professor Angel Lopez. The aforementioned parties licensed the anti-cancer drug E21R to the Company and were responsible for the initial research in relation to the drug. The action was taken after a collaborative agreement between the Company and British Biotech was terminated in July 2002, due to British Biotech being unable to repeat certain published pre-clinical data supplied by the IMVS, Medvet and Professor Lopez. A date for trial has not been set at this time, and the quantum of the claim is yet to be finalised.

On 14 August 2003, the Company announced that the Reproductive Biotechnology business segment, which has been working on development of transgenic and animal cloning technology, is to be transferred to the University of Adelaide. The transfer will be effective from 1 July 2003, and all grants to which the group was entitled will be transferred to the University effective this date. All staff employed in the business segment resigned from the Company in July 2003 and accepted new positions with the University. The Company did not incur any relocation or redundancy costs in relation to this restructure.

On 14 August 2003 the Company announced its intention to restructure its current operations that will lead to the establishment of two separate US based companies. The Company has appointed US investment bankers, Caymus Partners, to obtain funding for its Protein Pharmaceutical division. Subject to the completion of this fund raising, including shareholder approval, the Protein Pharmaceutical division will be spun out into a separate US-headquartered company. The Company has incorporated a wholly owned US subsidiary, BGen Corp for the purposes of this spin out.

Also on 14 August 2003, the Company announced its Cell Therapy Division will gradually relocate to the United States. The Company is currently in discussions with several other companies with complementary interests in the embryonic stem ("ES") cell field and the cell delivery and imaging fields.

LIKELY DEVELOPMENTS

Dependent on the Company's success with completing the Caymus fundraising and concluding discussions with other ES cell companies that result in a divestment of our cell therapy intellectual property BresaGen will curtail all direct funding of research and development.

On completion of the Caymus fundraising all current Protein Pharmaceutical employees and most of the Company's management will transfer their employment to BGen Corp. In addition, the Company's net tangible assets including the new facility, and the loan with the State Government of South Australia will transfer to BGen Corp.

Following the completion of this restructure it is likely that the Company will have equity investments in two private US incorporated companies, a protein pharmaceutical company (BGen Corp) and a cell therapy company. BresaGen will scale back its operations and continue to manage, on behalf of shareholders, its investments in these two companies.

It is likely that the Company will retain intellectual property the following areas;

- E21R. The Company will continue to explore licensing this drug to other companies in return for an up-front payment and further payments, including royalties, dependent on the development and commercial success of this potential drug.
- Perfusion patents. The Company is currently pursuing licence fees from those organisations the Company believes are using this technology.

Further, the Company will continue to pursue its claim for damages against the IMVS, Medvet Pty Ltd and Professor Lopez in relation to E21R.

DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities; and that remuneration is competitive in attracting, retaining and motivating people of the highest quality. The Remuneration Committee is responsible for making recommendations to the Board on remuneration policies and packages applicable to the Board members and senior executives of the Company.

Details of the nature and amount of each major element of the emoluments of each director of the Company and each of the five named officers of the Company and the consolidated entity receiving the highest emolument are:

	Base Emolument	Bonuses	Non-Cash Benefits	Super Contributions	Options Issued	Termination Payment	Total
Director	$	$	$	$	$	$	$
Non-Executive							
Mr PR Hart	60,550			5,450			66,000
Mr JB Harkness	9,450			850			10,300
Dr J Kucharczyk	13,125						13,125
Mr R Mazzocchi	31,500						31,500
Dr GN Vaughan	22,879			2,059			24,938
Mr J Hasker	2,812						2,812
Mr PR Jenkins	1,312						1,312
Executive							
Dr JR Smeaton #	351,515			11,949			363,464
Dr CA Juttner	179,625			16,166	5,226		201,017
Executive Officers (excluding directors)							
Consolidated							
Dr AR Robins #	307,268			11,522			318,790
Dr MM Verma	115,509		11,283	10,395			137,187
Mr LWP Burns	94,038		19,004	14,306			127,348
Dr J Zanetti	98,893			8,900			107,793
Mr G La Fontaine	74,654		19,395	6,719			100,768
The Company							
Dr MM Verma	115,509		11,283	10,395			137,187
Mr LWP Burns	94,038		19,004	14,306			127,348
Dr J Zannetti	98,893			8,900			107,793
Mr G La Fontaine	74,654		19,395	6,719			100,768

Dr Smeaton and Dr Robins reside in the USA. Dr Robins is an employee of BresaGen, Inc.

DIRECTORS' REPORT

The estimated value of the options disclosed above is calculated at the date of grant using the Black – Scholes option pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed above is the portion of the fair value of the options allocated to this reporting period.

Bonuses paid and options granted in the current financial year in respective of services for the previous financial year were disclosed in the prior year table of Directors' and Senior Executives' emoluments.

The following factors and assumptions were used in determining the fair value of options on grant date:

Grant Date	23 January 2003
Expiry Date	4 August 2010
Exercise price	$1.55
Price of shares on date of grant	$0.48
Estimated volatility	85.88%
Risk free interest rate	5.32%
Dividend yield	0

Estimated volatility approximates historic volatility. The estimated life of options granted is 7 years. Each option entitles the holder to purchase one ordinary share in the Company. The options are subject to the terms and conditions disclosed in the BresaGen Employee share option plan disclosed in Note 28 of the financial statements.

Executive officers are those officers involved in the strategic direction, general management or control of the business at a Company or operating division level. This group numbers seven in total including the Executive Directors.

OPTIONS

During or since the end of the financial year, the Company granted options over unissued ordinary shares to the Directors and five most highly remunerated officers of the Company in respect of services during the 2001/02 financial year or prior.

	Options issued	Date issued	Term	Exercise Price
Directors				
JR Smeaton	130,232	23 Jan 03	10 years	$1.01
C Juttner	25,000	23 Jan 03	8 years	$1.55
C Juttner	35,415	23 Jan 03	10 years	$1.01
Officers				
A Robins	86,242	23 Jan 03	10 years	$1.01
LWP Burns	18,763	23 Jan 03	10 years	$1.01
G La Fontaine	8,219	23 Jan 03	10 years	$1.01

Refer to Note 28 for details of options issued to non-executive employees during the year.

UNISSUED SHARES UNDER OPTION

At the date of this report unissued ordinary shares under option are

Expiry date	Exercise price	Number of options
Employee options		
08 November 2005	1.50	950,000
01 April 2006	1.50	65,000
18 October 2009	1.00	611,667
29 November 2009	1.00	220,000
29 November 2009	1.48	50,000
10 October 2010	1.50	235,000
06 September 2011	1.09	20,000
17 December 2011	1.06	15,000
04 February 2012	1.13	50,000
12 October 2011	0.89	40,000
04 August 2010	1.55	25,000
30 June 2012	1.01	316,897
30 May 2013	0.27	67,500
Total Employee options		2,666,064
Other		
08 May 2005	1.50	2,000,000
08 May 2008	0.30	100,000
Total Other options		2,100,000
Total options outstanding		4,766,064

The terms and the conditions of the options are set out in Notes 14 and 28 to these financial statements for the employee and other options listed above.

During or since the end of the year, no ordinary shares have been issued as a result of the exercise of options.

DIRECTORS' INTERESTS AND BENEFITS

The relevant interest of each director in the share capital of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001, at the date of this report are as follows:

	Ordinary Shares	Options over ordinary shares
JR Smeaton	45,500	600,232
PR Hart	9,000	25,000
CA Juttner	3,000	160,415
JB Harkness	-	-
J Kucharczyk	743,415	36,661
R Mazzocchi	917,280	45,121

INDEMNIFICATION AND INSURANCE OF OFFICERS

The Company has agreed to indemnify the following current directors of the Company, JR Smeaton, JB Harkness, PR Hart, CA Juttner, J Kucharczyk, R Mazzocchi and the following former directors GN Vaughan, J Hasker, PR Jenkins, RH Allert, AR Bates, DR Beecher, GED Brooke, JR Grant, RP Gregson, AG McGregor, RP Mooney, M Poe, JMN Shuttleworth, RH Symons, against all liabilities to another person (other than the Company or a related body corporate) that may arise from their position as directors of the Company and its controlled entities except where the liability arises out of conduct involving a lack of good faith. The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

DIRECTORS' REPORT

Under the terms of an agreement entered into in December 1995, the Company has agreed to indemnify the executive officers of the Company for all liabilities to another person (other than the Company or a related body corporate) that may arise from their position in the company and its controlled entities, except where the liability arises out of conduct involving a lack of good faith. The agreement stipulates that the Company will meet the full amount of any such liabilities, including legal fees.

The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the Directors' and Officers' Liability and Legal Expenses Insurance Contracts, as such disclosure is prohibited under the terms of the contract.

ENVIRONMENTAL REGULATIONS

The consolidated entity's operations are subject to environmental regulations under State legislation.

In particular, the consolidated entity is subject to the requirements of the Environment Protection Act SA 1993. A licence has been obtained under this Act to produce listed waste.

The consolidated entity has been granted a permit by the South Australian Water Corporation (SA Water) to discharge trade waste water into SA Water's sewer. The discharge to sewer must comply with Regulations under the Sewerage Act 1929.

The directors are not aware of any instances of non-compliance in relation to these licence and regulation requirements during the financial year.

ROUNDING OFF

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Dated at Adelaide this 11th day of September 2003

Signed in accordance with a resolution of the directors.

....

PR Hart

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2003

	Note	Consolidated 2003 $'000	Consolidated 2002 $'000	The Company 2003 $'000	The Company 2002 $'000
Sales Revenue	2	**1,905**	1,473	**1,784**	1,473
Research & development income					
- Contract research income	2	**683**	747	**683**	747
- Government grants	2	**2,217**	2,105	**1,251**	2,105
- Fee income	2	**-**	510	**-**	510
Interest income	2	**424**	964	**934**	1,184
Discount on long term loans	2	**-**	247	**-**	247
Other revenue from ordinary activities	2	**38**	3	**38**	3
Total revenue from ordinary activities		**5,267**	6,049	**4,690**	6,269
Cost of sales					
- recurring expenditure		**1,371**	555	**1,371**	555
- stock and WIP write off		**35**	267	**35**	267
Research & development expenditure					
- Contract research expenditure		**616**	756	**616**	756
- Government grants expenditure		**2,924**	4,408	**2,247**	4,408
- Other research expenditure		**4,529**	4,982	**1,705**	1,323
- Write off of intellectual property		**4,172**	2,583	**1,800**	2,583
- Amortisation of intellectual property		**1,479**	188	**388**	188
Selling & marketing expenditure		**406**	615	**406**	514
Administration expenditure					
- recurring expenditure		**3,681**	3,556	**3,171**	2,842
- write down of investment in controlled entity		**-**	-	**5,234**	7,387
Loss from ordinary activities before related income tax expense		**(13,946)**	(11,861)	**(12,283)**	(14,554)
Income tax relating to ordinary activities	3	**-**	-	**-**	-
Loss from ordinary activities after related income tax expense		**(13,946)**	(11,861)	**(12,283)**	(14,554)
Net loss attributable to members of the parent entity		**(13,946)**	(11,861)	**(12,283)**	(14,554)
Basic loss per share	25	**(25.59)**	(21.83)		
Diluted loss per share	25	**(25.59)**	(21.83)		

The statements of financial performance are to be read in conjunction with the notes to the financial statements set out on pages 18 to 53

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2003

		Consolidated		The Company	
		2003	2002	**2003**	2002
	Note	**$'000**	$'000	**$'000**	$'000
Current Assets					
Cash assets	4	**5,860**	16,226	**5,511**	15,599
Receivables	5	**1,184**	1,001	**858**	761
Inventories	6	**183**	181	**183**	113
Total Current Assets		**7,227**	17,408	**6,552**	16,473
Non-Current Assets					
Receivables	5	**4**	145	**9,820**	6,656
Other financial assets	7	**-**	-	**-**	5,234
Property, plant and equipment	8	**12,095**	2,803	**11,779**	2,741
Intangible assets	9	**8,465**	14,116	**1,018**	3,206
Total Non-Current Assets		**20,564**	17,064	**22,617**	17,837
Total Assets		**27,791**	34,472	**29,169**	34,310
Current Liabilities					
Payables	10	**1,582**	1,657	**1,297**	1,495
Interest-bearing liabilities	11	**401**	5	**401**	5
Provisions	12	**614**	597	**614**	597
Total Current Liabilities		**2,597**	2,259	**2,312**	2,097
Non-Current Liabilities					
Interest-bearing liabilities	11	**7,142**	285	**7,142**	285
Non interest-bearing liabilities	13	**5**	5	**5**	5
Provisions	12	**91**	57	**91**	57
Total Non-Current Liabilities		**7,238**	347	**7,238**	347
Total Liabilities		**9,835**	2,606	**9,550**	2,444
Net Assets		**17,956**	31,866	**19,619**	31,866
Equity					
Contributed equity	14	**61,084**	61,048	**61,084**	61,048
Reserves	15	**234**	234	**234**	234
Accumulated losses	16	**(43,362)**	(29,416)	**(41,699)**	(29,416)
Total Equity		**17,956**	31,866	**19,619**	31,866

The statements of financial position are to be read in conjunction with the notes to the financial statements set out on pages 18 to 53

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2003

	Note	Consolidated 2003 $'000	Consolidated 2002 $'000	The Company 2003 $'000	The Company 2002 $'000
Cash flows from operating activities					
Cash receipts in the course of operations		**4,679**	5,857	**3,679**	5,857
Cash payments in the course of operations		**(13,158)**	(14,801)	**(12,114)**	(13,923)
Interest received		**454**	974	**449**	959
Net cash used in operating activities	26	**(8,025)**	(7,970)	**(7,986)**	(7,107)
Cash flows from investing activities					
Proceeds from sale of non-current assets		**8**	-	**8**	-
Payments for property, plant and equipment		**(9,444)**	(2,205)	**(9,154)**	(2,187)
Loan to associated entities		**-**	(239)	**-**	-
Loans repaid by other entities		**131**	100	**-**	-
Net cash provided used in investing activities		**(9,305)**	(2,344)	**(9,146)**	(2,187)
Cash flows from financing activities					
Proceeds from issue of shares		**-**	437	**-**	437
Proceeds from borrowings		**7,044**	290	**7,044**	290
Net cash provided by used in financing activities		**7,044**	727	**7,044**	727
Net decrease in cash held		**(10,286)**	(9,587)	**(10,088)**	(8,567)
Cash at beginning of the financial year		**16,226**	25,833	**15,599**	24,166
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		**(80)**	(20)	**-**	-
Cash at end of the financial year	4	**5,860**	16,226	**5,511**	15,599

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out on pages 18 to 53

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of the financial report are:

(A) BASIS OF PREPARATION

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity, and except where there is a change in accounting policy, are consistent with those of the previous year.

Going Concern

The consolidated entity has incurred a loss during the year of $13.9m (2002: $11.9m) and has cash on hand at 30 June 2003 of $5.9m compared to $16.2m as at 30 June 2002. Forecast operating cash flows indicate that cash reserves are sufficient to fund current operations until December 2003. This allows for cash retention of $1.7m for possible payment of employee entitlements and return of grant monies.

Given the stage of the consolidated entity's development it remains reliant upon equity capital for its on-going funding requirements. The directors consider that there are reasonable grounds to believe the consolidated entity will obtain investor support and indirect funding through the proposed major corporate restructure.

The accounts have been prepared on a going concern basis, which contemplates continuity of business activities and the realisation of assets and settlement of liabilities in the ordinary course of business. The directors believe this to be appropriate for the following reasons:

Protein Pharmaceutical business

- The Company has engaged Caymus Partners to undertake a private equity raising of approximately $US22m for BGen Corp, a US entity established by the Company.
- The equity funding is expected to be available prior to the depletion of the Company's cash reserves.
- The Company will transfer the majority of its net tangible assets (including the Company's new facility and associated loan), protein pharmaceutical intangible assets (excluding E21R) and employees into BGen Corp in return for equity in BGen Corp.

Cell Therapy business

- The Company is in negotiations to merge its Cell Therapy business with a US based stem cell company and then raise $US5m in equity capital to fund research and development activities. The Company is expected to have an equity interest of 50% pre-capital raising in the merged entity.
- The Cell Therapy IP as at 30 June 2003 has been written down to its expected realisable value.
- In addition, the Company has received a cash offer from a US based cell delivery company for some of its cell delivery patents. The Company is currently considering this offer.

The Company post restructure

- Following completion of the above restructure, it is expected that the Company will principally operate as an investment holding company.
- The Company will retain its E21R IP and perfusion patents IP and will continue to pursue licensing revenues with other companies for this IP.
- The Company will manage its interests in the newly established entities described above and is not expected to directly carry out any research and development activities.
- The Company will also continue to pursue its claims for damages against the IMVS, Medvet Pty Ltd and Professor Lopez in relation to E21R as described in note 29 to the accounts.

At the date of these financial statements there are no signed binding contractual agreements with relevant external parties to the intended restructures and the planned capital raising has not been underwritten.

As indicated in the Directors Declaration, at the date of these financial statements the directors believe that there are reasonable grounds to believe that the Company is a going concern. However, should one or more of the above proposals not proceed, including shareholder approvals for the restructure, then the consolidated entity may not be able to continue as a going concern past December 2003 and may be required to realise its assets and extinguish its liabilities other than in the ordinary course of business and at amounts that may be different to those stated at reporting date.

Recoverable amount of non-current assets

The carrying amounts of all non-current assets have been considered in the context of the restructure currently being undertaken. If the carrying amount of a non-current asset exceeds the recoverable amount expected as a result of this restructure, the asset has been written down to the lower value. The write-down is expensed in the reporting period in which it occurs.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(B) CHANGE IN ACCOUNTING POLICY

Employee benefits
The consolidated entity applied the revised AASB 1028 "Employee Benefits" for the first time from 1 July 2002. The liability for wages, salaries and annual leave is now calculated using the remuneration rates the Company expects to pay as at each reporting date, not wage and salary rates current at reporting date. This change in accounting policy has no material financial effect in the current or prior periods.

Provisions and contingent liabilities
The consolidated entity has applied the AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" for the first time from 1 July 2002. AASB 1044 requires disclosure of contingent liabilities only when the probability of payment is not remote. This change in accounting policy has no material effect in the current or prior periods.

(C) PRINCIPLES OF CONSOLIDATION

Controlled entities
The financial statements of controlled entities are included from the date control commences until the date control ceases.

Associates
Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence and which are not intended for sale in the near future.

In the consolidated financial statements investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's equity accounted share of the associates' net profit or loss is recognised in the consolidated statement of financial performance from the date significant influence commences until the date significant influence ceases. Other movements in reserves are recognised directly in consolidated reserves.

Transactions eliminated on consolidation
Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

(D) OPERATING REVENUE

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST).

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the sale of products and services. Sales revenue is recognised when goods or services are provided.

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial instrument.

Fee income derived from research and development contracts is recognised when specified milestones are achieved and the consolidated entity becomes entitled to the income under the terms of the relevant contract.

Contract research income and government research and development grant income is recognised as and when the relevant research expenditure is incurred. When the consolidated entity receives income in advance of incurring the relevant expenditure, it is treated as deferred income (Note 11) as the consolidated entity does not control the income until the relevant expenditure has been incurred.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(E) GOODS AND SERVICES TAX

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(F) FOREIGN CURRENCY

Transactions
Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at reporting date are translated at the rate of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account in the statement of financial performance as exchange gains or losses, in the financial year in which the exchange rates change.

Translation of controlled foreign entities
The assets and liabilities of foreign operations that are integrated are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at reporting date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the statement of financial performance.

Hedges
The net amount payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the statement of financial position from the date of inception of the hedge transaction. When recognised the net receivable or payables are revalued using the foreign currency exchange rates current at reporting date.

(G) RESEARCH AND DEVELOPMENT COSTS

Internally generated research and development costs are expensed as incurred.

(H) TAXATION

The consolidated entity adopts the liability method of tax effect accounting.

Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a deferred tax liability.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Where losses are incurred, future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless realisation is virtually certain.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(I) RECEIVABLES

Trade debtors are carried at amounts due. The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts. Trade debtors are expected to be settled within 30 days.

(J) INVESTMENTS

Controlled Entities
Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statements of financial performance when they are proposed by the consolidated entities.

Associated Companies
In the Company's financial statements, investments in associates are carried at the lower of cost and recoverable amount. In the consolidated financial statements, investments in associates are accounted for using equity accounting principles.

(K) INVENTORIES

Inventories are carried at the lower of cost and net realisable value.

Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing condition and location. In the case of manufactured inventories, cost includes an appropriate share of both variable and fixed costs. Fixed costs have been allocated on the basis of normal operating capacity.

Net realisable value is determined on the basis of the entity's normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

(L) PROPERTY, PLANT AND EQUIPMENT

Acquisition
Items of property, plant and equipment are recorded at cost, and depreciated as outlined below.

External costs incurred in the construction of the consolidated entity's new building facility have been capitalised and recorded as capital work in progress, and transferred to buildings at cost on completion of the building.

Useful lives
All assets, including intangibles, have limited useful lives and are depreciated using the straight line method over their estimated useful lives, taking into account estimated residual value, with the exception of freehold land. Assets are depreciated from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.

Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only. Depreciation and amortisation are expensed.

The depreciation rates or useful lives for each class of assets are as follows:

Property, plant and equipment	2003	2002
Buildings	4%	-
Plant and equipment	10%-33%	10%-33%
Computer equipment	20%-33%	20%-33%
Furniture and fittings	10%-20%	10%-20%

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(L) PROPERTY, PLANT AND EQUIPMENT (cont'd)

Operating leases

Payments made under operating leases are expensed on a straight line basis over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property.

(M) INTANGIBLES

Intellectual property represents acquired biotechnological research and development and is carried at cost. In accordance with *UIG Abstract 44*, *Acquistion of in-process research and development*, acquired in-process research and development is recorded as an intangible asset when it is expected beyond reasonable doubt that it will lead to commercialisation and generate future economic benefit. This UIG has been applied to reporting periods ending on or after 1 July 2002.

Commercialised intellectual property that is generating revenue is amortised between 5 to 15 years (2002: 5 to 15 years).

Intellectual property that is yet to be commercialised is not amortised as it is not ready for use and generating revenue. It is carried forward as an asset as it is expected that it will lead to commercialisation and begin generating sales revenue.

Patent costs are expensed as incurred.

(N) ACCOUNTS PAYABLE

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company or consolidated entity. Trade accounts payable are normally settled within 60 days.

(O) EMPLOYEE BENEFITS

Wages, Salaries and Annual Leave

Liabilities for employee benefits for wages, salaries and annual leave expected to be settled within 12 months of year-end represent present obligations resulting from employee's services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long Service Leave

The amount provided for employee entitlements to long service leave approximates the present value of the estimated future cash flows to be made in connection with employees' services provided up to reporting date.

Provision for employee entitlements to long service leave has been made for all employees expected to utilise their entitlements to long service leave. The provision is calculated using expected wage and salary rates, including related on costs and expected settlement dates are based on turnover history.

Employee Option Schemes

Employees are entitled to participate in option schemes as described in Note 28. No remuneration expense is recognised in respect of employee options issued.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(P) SUPERANNUATION FUND

The Company and its controlled entities contribute to employee accumulation superannuation and retirement funds at various percentages to provide benefits for employees and their dependents on retirement, disability or death. For Australian based employees the contribution is equal to or greater than 9% of employees gross salaries and for US based employees matching contributions up to a maximum of 3% of gross salaries are made. Contributions are recognised as an expense against income as they are made.

(Q) DEFERRED INCOME

Under the terms of the consolidated entity's major research contracts and government grants, the consolidated entity does not control the income until it has incurred the relevant research expenditure. Revenue received in advance in relation to such agreements is deferred until the relevant research expenditure is incurred at which time the corresponding revenue is taken to the statement of financial performance.

(R) INTEREST BEARING LIABILITIES

Long term loan
Loans are recognised at their principal amount as received. Interest expense is accrued once the obligation to pay interest commences.

(S) NON -INTEREST BEARING LIABILITIES

Unsecured long term loans
Long-term non-interest bearing financial liabilities are discounted to their present value, based on the long term government bond rate, in the year the loans are received and the discount taken to the statement of financial performance. Each year a notional interest expense is charged against the statement of financial performance, to accrue the loan to the face value payable in the future.

(T) REVISION OF ACCOUNTING ESTIMATE

Revisions of accounting estimates are recognised prospectively in current and future periods only.

(U) ACQUISITION OF ASSETS

All assets acquired including property, plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs attributable to the acquisition. When equity instruments are issued as consideration, their market prices at the date of acquisition is used as fair value, except where the notional price at which they could be placed in the market is a better indication of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity subject to the extent of proceeds received, otherwise expensed.

(V) CAPITALISATION OF BORROWING COSTS

Borrowing costs directly attributable to our land and building are capitalised as part of the cost of those assets.

(W) EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated by dividing the net profit attributable to members of the parent entity for the reporting period, after excluding any costs of servicing equity (other than ordinary shares and converting preference shares classified as ordinary shares for EPS calculation purposes), by the weighted average number of ordinary shares of the Company.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares.

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
2. OPERATING PROFIT LOSS				
Loss from ordinary activities has been arrived at after including:				
Revenue from operating activities				
Sales revenue from non-related entities	**1,905**	1,473	**1,784**	1,473
Interest from non-related entities	**424**	964	**409**	928
Government grants	**2,217**	2,105	**1,251**	2,105
Fees received	**-**	510	**-**	510
Contract research income	**683**	747	**683**	747
Revenue from outside operating activities				
Interest from related parties	**-**	-	**525**	256
Income from discounting long term loan	**-**	247	**-**	247
Other income	**38**	3	**38**	3
	5,267	6,049	**4,690**	6,269
Operating Expenses				
Amortisation of:				
• Patents	**-**	8	**-**	8
• Core technology licences	**-**	46	**-**	46
• Intellectual property	**1,479**	188	**388**	188
• Leasehold improvements	**-**	1	**-**	1
Write off of intellectual property	**4,172**	2,583	**1,800**	2,583
Write off of stock and work-in-progress	**35**	267	**35**	267
Depreciation of plant and equipment	**310**	196	**253**	178
Depreciation of buildings	**82**	-	**82**	-
Provision for employee entitlements	**343**	269	**343**	269
Interest expense	**68**	-	**68**	-
Legal expenses paid via share issue	**36**	59	**36**	59
Lease rental - operating leases	**49**	60	**43**	55
- occupancy leases	**236**	144	**93**	72
Research & development costs	**8,069**	10,146	**4,568**	6,487
(Loss on write off of non-current assets	**59**	21	**59**	21
Net foreign exchange loss	**255**	103	**91**	40
Diminution in value of investment in controlled entity	**-**	-	**5,234**	7,387

Revision of accounting estimate

From 1 July 2002, the Company commenced amortisation of its Cell Therapy intellectual property (IP) over a 10 year period. Based on the current capitalised Cell Therapy IP this equates to annual amortisation of $1.3m. Previously Cell Therapy intellectual property was not amortised as it was yet to generate sales revenue. The cell therapy division began generating sales revenue (non grant revenue) during the period and in line with the Company's accounting policy on intangibles, a decision was taken by the Board to commence amortisation of the intellectual property. The period of amortisation was determined by assessing the IP's useful life, the life of the relevant patents being an important consideration. The decision to begin amortising Cell Therapy IP was also made after considering UIG-44 "Acquisition of In-process Research and Development and US-GAAP treatment of IP.

3. TAXATION

(A) Income Tax Expense

	Consolidated 2003 $'000	Consolidated 2002 $'000	The Company 2003 $'000	The Company 2002 $'000
Prima facie income tax expense/(credit) calculated at 30% (2002: 30%)	**(4,183)**	(3,558)	**(3,685)**	(4,366)
Increase in income tax expense due to non tax deductible items:				
Legal fees	**56**	33	**56**	33
Sundry items (including entertainment)	**2**	4	**2**	4
Unrealised foreign exchange loss	**26**	3	**26**	3
Amortisation and write off of intellectual property	**656**	831	**656**	831
Diminution in value of investment in controlled entity	**-**	-	**1,571**	2,216
Tax losses of non-resident controlled entity not carried forward as future income tax benefit	**2,069**	1,408	**-**	-
Decrease in income tax expense due to:				
Research & Development allowance	**-**	(115)	**-**	(115)
	(1,374)	(1,394)	**(1,374)**	(1,394)
Net future income tax benefit not brought to account	**1,307**	1,363	**1,307**	1,363
Adjustment to prior year tax losses brought forward	**67**	31	**67**	31
Income tax expense from ordinary activities	**-**	-	**-**	-

3. TAXATION (cont'd)

(B) Future income tax benefit not brought to account

The potential future income tax benefit in the consolidated entity arising from tax losses and timing differences has not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt:

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Future income tax benefit on tax losses carried forward	**7,645**	6,463	**7,514**	6,331
Future income tax benefit on capital loss carried forward	**272**	272	**272**	272
Future income tax benefit on timing differences	**410**	262	**410**	262
	8,327	6,997	**8,196**	6,865

The amounts comprise the estimated future benefit at the applicable rate of 30% (2002: 30%), which represents the applicable tax rate at which the benefit may be utilised.

The potential future income tax benefit will only be obtained if:

(i) the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997;

(ii) the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the relevant company and/or the consolidated entity in realising the benefit.

The consolidated entity has tax losses available in the United States from its foreign subsidiary that are excluded from the above table as they are only available to be utilised against any future operating profits of the foreign subsidiary.

	Consolidated 2003 $'000	Consolidated 2002 $'000	The Company 2003 $'000	The Company 2002 $'000
4. CASH				
Cash at bank and on hand	**865**	2,138	**516**	1,511
Bank short term deposits and commercial bills	**4,995**	14,088	**4,995**	14,088
	5,860	16,226	**5,511**	15,599

The bank short term deposits and commercial bills mature within 60 days and pay interest at a weighted average interest rate of 4.5% (2002: 4.5%) at 30 June 2003.

5. RECEIVABLES

	Consolidated 2003 $'000	Consolidated 2002 $'000	The Company 2003 $'000	The Company 2002 $'000
Current				
Trade debtors	**442**	94	**442**	94
Provision for doubtful debts	**(5)**	-	**(5)**	-
	437	94	**437**	-
Other debtors	**508**	483	**372**	483
Other loans	**171**	194	**-**	-
Prepayments	**68**	230	**49**	184
	1,184	1,001	**858**	761

Other loans include a loan to a director of a subsidiary Company, details of which are set out in Note 24. Other debtor amounts arise from activities outside the usual trading activities of the consolidated entity.

	Consolidated 2003 $'000	Consolidated 2002 $'000	The Company 2003 $'000	The Company 2002 $'000
Non-Current				
Loans to controlled entities				
- BresaGen Inc (Note 24)	**-**	-	**9,816**	6,643
Loan to associated company (Note 21)	**4**	13	**4**	13
Loan to employees (Note 24)	**-**	132	**-**	-
	4	145	**9,820**	6,656

6. INVENTORIES

	Consolidated 2003 $'000	Consolidated 2002 $'000	The Company 2003 $'000	The Company 2002 $'000
Raw materials and stores at cost	**-**	68	**-**	-
Work in progress at cost	**27**	36	**27**	36
Finished goods at cost	**156**	77	**156**	77
	183	181	**183**	113

Finished goods with a cost of $35,000 were written off during the course of the year as the goods were not expected to be sold before their expiry date.

7. INVESTMENTS (NON-CURRENT)

	Consolidated 2003 $'000	Consolidated 2002 $'000	The Company 2003 $'000	The Company 2002 $'000
Shares in Controlled Entities – at cost	**-**	-	**14,405**	14,405
Provision for diminution in value	**-**	-	**(14,405)**	(9,171)
	-	-	**-**	5,234

8. PROPERTY, PLANT AND EQUIPMENT

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Land – at cost	**600**	-	**600**	-
Buildings – at cost	**9,771**	-	**9,771**	-
Provision for depreciation	**(82)**	-	**(82)**	-
	9,689	-	**9,689**	-
Plant and equipment - at cost	**3,425**	3,821	**3,031**	3,730
Provision for depreciation	**(1,619)**	(2,776)	**(1,541)**	(2,747)
	1,806	1,045	**1,490**	983
Capital works in progress – at cost	**-**	1,758	**-**	1,758
Total Property, Plant and Equipment - Net Book Value	**12,095**	2,803	**11,779**	2,741

The land and buildings are funded by the Deferred Purchase Agreement with the State Government of South Australia as disclosed in Note 11. Title of the land and building is retained by the State Government of South Australia and passes to the Company on repayment of the loan.

Valuation of land and buildings

Land and buildings are carried at cost. The cost of the land has been measured by reference to the amount the government has specified as land in the Deferred Purchase Agreement. The cost of the building has been determined by the cost of construction including the fittings integral to the building.

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Consolidated 2003	Consolidated 2002	The Company 2003	The Company 2002
Freehold land				
Carrying amount at beginning of year	-	-	-	-
Transferred from capital works in progress	**600**	-	**600**	-
Carrying amount at end of year	**600**	-	**600**	-
Buildings				
Carrying amount at beginning of year	-	-	-	-
Transferred from capital works in progress	**9,771**	-	**9,771**	-
Depreciation	**(82)**	-	**(82)**	-
Carrying amount at end of year	**9,689**	-	**9,689**	-
Plant and equipment				
Carrying amount at beginning of year	**1,045**	795	**983**	733
Additions	**1,130**	446	**827**	428
Disposals	**(67)**	-	**(67)**	-
Depreciation	**(302)**	(196)	**(253)**	(178)
Carrying amount at end of year	**1,806**	1,045	**1,490**	983

	Consolidated		The Company	
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
8. PROPERTY, PLANT AND EQUIPMENT (con't)				
Capital works in progress				
Carrying amount at beginning of year	**1,758**	-	**1,758**	-
Additions	**8,472**	1,758	**8,472**	1,758
Borrowing costs capitalised	**141**	-	**141**	-
Transfer to land and buildings	**(10,371)**	-	**(10,371)**	-
Carrying amount at end of year	**-**	1,758	**-**	1,758

9. INTANGIBLES

	Consolidated 2003 $'000	Consolidated 2002 $'000	The Company 2003 $'000	The Company 2002 $'000
Commercialised intellectual property – at cost	**14,690**	1,780	**3,780**	1,780
Provision for amortisation	**(2,053)**	(574)	**(962)**	(574)
Write down of intellectual property	**(4,172)**	-	**(1,800)**	-
	8,465	1,206	**1,018**	1,206
Non-commercialised intellectual property- at cost	**-**	12,910	**-**	2,000
Total intellectual property	**8,465**	14,116	**1,018**	3,206
Movement of intellectual property				
Commercialised intellectual property				
Opening – at written down value	**1,206**	1,394	**1,206**	1,394
Transferred from non-commercialised	**12,910**	-	**2,000**	-
Amortisation	**(1,479)**	(188)	**(388)**	(188)
Write down	**(4,172)**	-	**(1,800)**	-
Closing – at written down value	**8,465**	1,206	**1,018**	1,206
Non-commercialised intellectual property				
Opening	**12,910**	15,130	**2,000**	4,220
Transferred to commercial	**(12,910)**	-	**(2,000)**	-
Write off	**-**	(2,220)	**-**	(2,220)
Closing	**-**	12,910	**-**	2,000

Intellectual Property

In February 1988, the Company entered into an agreement with the University of Adelaide whereby the Company acquired services of the University in the field of biotechnological research and development and other related areas. All intellectual property arising from work performed relating to this agreement is deemed to be the property of the Company. The cost of the intellectual property was $4 million satisfied by the issue of 4,000,000 fully paid ordinary $1 shares at fair value. $1,780,000 of this amount related to commercialised intellectual property and is being amortised as stated below. The remaining $2,220,000 was for non-commercialised intellectual property relating to E21R and cST, that was written off during the prior year due to the termination of the E21R British Biotech collaboration.

9. INTANGIBLES (cont'd)

Commercialised

In accordance with Accounting Policy 1(M) commercialised intellectual property being human Growth Hormone (hGH) and EquiGen, is amortised over 5 and 15 years respectively. Cell Therapy intellectual property, which was transferred to the commercialised pool of intellectual property from 1 July 2002, is being amortised over 10 years.

All intellectual property relating to the Cell Therapy division has been written down to $US5m. In the opinion of directors this is the likely value to be realised through a transaction or transactions with the companies BresaGen is currently in discussions with.

The carrying value of the hGH and EquiGen intellectual property is supported by an independent valuation, based on discounted cash flow analysis, dated 18th August 2003, prepared by Acuity Technology Management Pty Ltd.

Non-commercialised

In accordance with Accounting Policy 1(M) non-commercialised intellectual property is not amortised.

On 21 September, 1999 the Company entered into an agreement with Luminis Pty Ltd whereby the Company was assigned intellectual property in relation to the Cell Therapy project. The cost of the intellectual property was $2 million satisfied by the issue of 2,000,000 fully paid ordinary $1 shares at fair value.

On 15 November, 2000 the Company acquired intellectual property recorded at a net value of $10,910,000 as part of the acquisition of CytoGenesis, Inc.

From 1 July 2002, the Company transferred its Cell Therapy intellectual property to its commercialised pool of intangible assets as during the financial year the Company began revenue generating activities associated with this intellectual property.

10. PAYABLES (CURRENT)	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Trade creditors	**440**	197	**230**	158
Other creditors and accruals	**1,029**	1,150	**954**	1,027
Deferred income	**113**	310	**113**	310
	1,582	1,657	**1,297**	1,495
11. INTEREST BEARING LIABILITIES				
Current				
Long term loan	**401**	5	**401**	5
Non-Current				
Long term loan	**7,142**	285	**7,142**	285

On 18 March 2002, the Company entered into a loan agreement with the State Government of South Australia to provide finance for the construction of a new building and production facility. The maximum amount of funding available under the agreement is $8,024,400. As at 30 June 2003, $7,543,000 (2002: $290,000) has been recorded as drawn under the terms of the agreement in the form of $7,334,000 (2002: $290,000) in cash and $209,000 (2002: nil) in capitalised interest.

12. PROVISIONS

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Current				
Employee entitlements				
- annual leave	**215**	173	**215**	173
- long service leave	**399**	424	**399**	424
	614	597	**614**	597
Non-Current				
Employee entitlements				
- long service leave	**91**	57	**91**	57
Total Employee entitlements	**705**	654	**705**	654

13. NON INTEREST BEARING LIABILITES (NON-CURRENT)

Non-Interest bearing				
Unsecured long term loans	**5**	5	**5**	5

14. CONTRIBUTED EQUITY

Issued and paid up				
Ordinary shares, fully paid 54,498,560 (2002: 54,448,560)	**61,084**	61,048	**61,084**	61,048
(a) Ordinary shares				
Movements in ordinary share capital				
Balance at the beginning of the financial year	**61,048**	60,552	**61,048**	60,552
Shares Issued				
nil (2002: 505,127) shares issued from the exercise of options (i) (ii)	**-**	437	**-**	437
50,000 (2002: 50,000) shares issued under Deed of Variation (iii)	**36**	59	**36**	59
Balance at the end of the financial year	**61,084**	61,048	**61,084**	61,048

In the event of winding up of the Company ordinary shareholders rank after creditors and, after payment of all liabilities, are entitled to any proceeds of liquidation.

Notes:

(i) In the prior year, ordinary were shares issued from the exercise of 455,127 options granted under the Employee Share Option Plan at an exercise price of $0.85. No expense was recorded from the exercise of these options.

(ii) On 31 August 2001, Macquarie Acceptances Limited exercised 50,000 pre IPO options at exercise price of $1.00.

(iii) On 8 July 2002, 50,000 ordinary shares were issued pursuant to the Deed of Variation (Note 19) at a weighted average price of $0.72. The fair value of these shares was expensed to the statement of financial performance.

14. CONTRIBUTED EQUITY (cont'd)

(b) Options

The number of unissued ordinary shares for which options are outstanding at 30 June 2003 is 4,975,218 (2002: 5,248,516) comprising:

	Exercise Price $	2003 000	2002 000
Employee Options (i)	$0.27 to $1.55	**2,875**	3,248
Consultant Options (ii)	$0.30	**100**	-
Options due on or before 8 November 2005 (iii)	1.50	**2,000**	2,000
		4,975	5,248

The closing price of the Company's shares on the 30 June 2003 was $0.315 (30 June 2002: $0.71)

Notes:

(i) An analysis of employee options outstanding is disclosed in Note 28.

(ii) On 30 May 2003 a consultant to the Company was issued 100,000 options as part of the terms of the consultancy agreement. The key terms of the option plan are as follows:

- Exercise Price: $0.30

  Exercise Period: One-third anytime after the first anniversary of the execution of the Consultancy Agreement, one-third anytime after the second anniversary and the remaining third anytime after the third anniversary. The options lapse on the fifth anniversary of issue of the options.

(iii) On 9 November 2000 as part of the merger of CytoGenesis, Inc existing CytoGenesis, Inc shareholders were granted options over 2,000,000 unissued ordinary shares of the holding Company which expire on 8 November 2005. The exercise terms and price are the same as those set out in Note 28 for the Management Option Plan.

15. RESERVES

	Consolidated		The Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Options Reserve	**234**	234	**234**	234
Movements in Reserve				
Balance at the beginning and end of the year	**234**	234	**234**	234

Nature and purpose of reserve

The options reserve has resulted from the issue of 2,000,000 options to CytoGenesis, Inc shareholders, and 200,000 options to advisors as part of the merger of CytoGenesis, Inc into BresaGen, Inc, in November 2000 as outlined in Note 14(b)(iii). These options have been valued using the Black-Scholes option pricing model.

16. ACCUMULATED LOSSES

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Accumulated losses at beginning of year	**(29,416)**	(17,555)	**(29,416)**	(14,862)
Net loss attributable to members of the parent entity	**(13,946)**	(11,861)	**(12,283)**	(14,554)
Accumulated losses at end of year	**(43,362)**	(29,416)	**(41,699)**	(29,416)

17. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(i) Interest rate risk

Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

	Note	Weighted Average Interest Rate	Floating Interest Rate $'000	Fixed interest maturing in: 1 year or less $'000	Fixed interest maturing in: Over 1 to 5 years $'000	Non-interest Bearing $'000	Total $'000
2003							
Financial Assets							
Cash	4	4.30%	3,285	2,224	-	351	5,860
Receivables	5	4.83%	-	171	-	1,017	1,188
			3,285	2,395	-	1,368	7,048
Financial Liabilities							
Payables	10	-	-	-	-	1,582	1,582
Interest bearing liabilities	11	(a)	7,543	-	-	-	7,543
Employee entitlements	12	-	-	-	-	705	705
Non-interest bearing liabilities	13	-	-	-	-	5	5
			7,543	-	-	2,292	9,835
2002							
Financial Assets							
Cash	4	4.49%	6,021	10,203	-	2	16,226
Receivables	5	6.00%	-	195	132	819	1,146
			6,021	10,398	132	821	17,372
Financial Liabilities							
Payables	10	-	-	-	-	1,657	1,657
Interest bearing liabilities	11	(a)	290	-	-	-	290
Employee entitlements	12	-	-	-	-	654	654
Non-interest bearing liabilities	13	-	-	-	-	5	5
			290	-	-	2,316	2,606

(a) The interest rate applicable (and whether it is fixed or floating) is expected to be determined in late 2003 when the actual quantum of the loan is determined.

17. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (cont'd)

(ii) Foreign exchange risk

The consolidated entity has holdings of foreign currency (principally US dollars) which are available to offset risks associated with purchase commitments denominated in foreign currencies.

The consolidated entity may also enter into forward exchange contracts to hedge certain funding requirements of its foreign subsidiary denominated in foreign currencies (principally US dollars). The terms of these commitments are rarely more than six months. As at 30 June 2003 there were no forward exchange contract outstanding (2002: $US500,000). There was no unrealised loss at 30 June 2003 (2002: $2,687).

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
United States dollars				
Amounts payable				
Current	**248**	165	**56**	3
Amounts receivable				
Current	**206**	194	-	-
Non-Current	-	132	-	-
	206	326	-	-

(iii) Credit risk exposures

Credit risk represents the loss that would be recognised if counter parties failed to perform as contracted.

Recognised Financial instruments
The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the statement of financial position, is the carrying amount, net of any provision for doubtful debts.

Concentration of credit risk on trade debtors exists in respect of the consolidated entities ProtEcol contract manufacturing business within the Protein Pharmaceuticals business segment. As at 30 June 2003, one customer Metabolic Pharmaceuticals Limited represented 73% of the consolidated entity's trade debtors.

The consolidated entity minimises concentrations of credit risk in its sales of products by undertaking transactions with a large number of customers.

Unrecognised Financial instruments
The consolidated entity does not have any unrecognised financial instruments as at 30 June 2003.

17. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONT'D)

(iv) Net fair values of financial assets and liabilities

Valuation approach

Net fair values of financial assets and liabilities are determined by the consolidated entity on the following bases.

Recognised Financial Instruments

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers (reduced for expected credit losses) or due to suppliers. Cash flows are discounted using standard valuation techniques at the applicable on market yield, having regard to the timing of cash flows. The carrying amounts of receivables, creditors and accruals, employee benefits and deferred income approximate net fair value.

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	Carrying amount		Net fair value	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Financial assets				
Cash	**5,860**	16,226	**5,860**	16,226
Receivables	**1,188**	1,146	**1,188**	1,146
Financial liabilities				
Payables	**1,469**	1,347	**1,469**	1,347
Deferred income	**113**	310	**113**	310
Interest bearing loans	**7,543**	290	**7,543**	290
Non-interest bearing loans	**5**	5	**5**	5

All financial assets and liabilities are not readily traded on organised markets in a standardised form.

Unrecognised Financial Instruments

There were no unrecognised financial instruments as at 30 June 2003 (30 June 2002: nil).

18. COMMITMENTS

(i) Superannuation Commitments

The Company and its controlled entities contribute to a standard employer sponsored defined contribution superannuation fund. Employee contributions are based on various percentages of their gross salaries to provide benefit for employees and their dependents on retirement, disability or death.

(ii) Capital Expenditure Commitments

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Contracted but not provided for and payable not later than one year.	**481**	7,418	**481**	7,418

The above capital commitment is an estimate of the final costs not yet incurred on the construction of the entity's new building in Adelaide. The funding of this building is provided by the State Government of South Australia and is disclosed as an unused financing arrangement facility in Note 27 to these accounts.

(iii) Finance Lease Commitments

The Company has no finance lease commitments as at 30 June 2003 (2002: nil).

18. COMMITMENTS (cont'd)

(iv) Operating Lease Commitments

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Future operating lease rentals not provided for in the financial statements and payable:				
Not later than one year	**169**	55	**15**	48
Later than one year but not later than two years	**2**	27	**-**	20
Later than two years but not later than five years	**-**	2	**-**	-
Later than five years	**-**	-	**-**	-
	171	84	**15**	68

19. CONTINGENT LIABILITIES

In respect of related bodies corporate:

Pursuant to an ASIC Class Order 98/1418 dated 13 August 1998, (as amended), relief was granted to the wholly owned subsidiaries listed below from the Corporations Act 2001 requirements for preparation, audit and lodgment of financial reports.

It is a condition of the Class Order that the Company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.

The subsidiaries subject to the Deed are:

Metrotec Pty Ltd
BresaGen Investments Pty Ltd

The consolidated statement of financial performance and consolidated statement of financial position comprising the Company and subsidiaries which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee at 30 June 2003, is reflected by the holding company's statement of financial performance and statement of financial position.

19. CONTINGENT LIABILITIES (cont'd)

In respect of business undertakings:

Research and Development Syndicate

The Company through its controlled entity BresaGen Investments Pty Ltd, had a 1% interest in a joint venture, Bresatec Transgenic R&D Syndicate No. 1 formed to further research and develop pig technology. This Syndicate was wound up in October 2000.

Indemnity

In the event that any of the stated taxation assumptions of the Syndicate are not met, the Company has agreed to indemnify the Syndicate's majority investor, Macquarie Acceptances Ltd, in relation to costs and expenses incurred by it in objecting to or appealing against any amended assessment issued by the Australian Taxation Office (ATO). It has also provided an indemnity in relation to any additional tax which may be payable as a result of an amended assessment.

Tax Audit

The ATO has issued amended assessments in relation to this Syndicate. Objections to these amended assessments have been lodged with the ATO, the ATO subsequently disallowed these objections. The Syndicate successfully appealed these amended assessment to the Administrative Appeals Tribunal (AAT). The ATO subsequently appealed the AAT's decision to the full Federal Court. The matter was heard on 29 and 30 July, 2003 and we are currently awaiting the Courts decision.

Contingent Liability

Under a separate agreement (Deed of Variation signed in 1999) with Macquarie Acceptances Ltd the Company's liability relating to this indemnity has been limited to $1 million plus interest (BresaGen Liability Cap).

The liability will only be payable if:

- the ATO actually issues an amended assessment; and
- the Federal Court rules on the matter in favour of the ATO, or it is settled on terms approved by the Company.

In addition, the Company's pre-listing shareholders have assumed on a limited recourse basis the Company's liability in excess of the BresaGen Liability Cap. They have entered into escrow agreements over 10 million shares in the Company whereby the net after tax proceeds of sale of those shares would be available in certain circumstances to meet the liability.

The Company is required to contribute 50% of the costs of the prosecution of any objection or appeal, and may be required to issue up to 250,000 shares by way of contribution, and is discharged from liability in respect of the market value of the shares issued. The BresaGen Liability Cap would be reduced by the market value of the shares. As at 30 June 2003 the Company had issued 247,662 (2002:197,662) shares reducing the BresaGen Liability Cap to $733,034 (2002: $769,034).

The Company has lodged a deposit of $730,000, being the balance of its capped liability, with Macquarie Bank Limited as required under the terms of the agreement. The Company is entitled to a refund if appeals are successful.

In consideration for limiting this contingent liability, the Company issued 750,000 options to Macquarie Acceptances Ltd, with an exercise price of $1, at the same time as the Company issued shares as a result of the initial public offering. Of the 750,000 options, 50,000 were exercised on 31 August 2001 (Note 14) with the remaining 700,000 expiring unexercised on 15 September 2001.

19. CONTINGENT LIABILITIES (cont'd)

START Program Grant

Under the R&D START Program Grant the Commonwealth may require the Company to repay the amount of the Grant together with interest and/or vest the Project Intellectual Property to the Commonwealth in either of the following circumstances;

a) the Company is deemed not to have used reasonable efforts to successfully commercialise the Project within 2 years of the receipt of the final grant instalment; or

b) upon termination of the Grant due to breach of agreement or insolvency.

In addition, should the Company create an Encumbrance over the Project Intellectual Property, the Commonwealth may require the Company to pay 50% of the monetary value of the benefits received as a result of the breach. The total amount receivable under the terms of the E21R Grant was $2,929,500, and all funds had been received in the financial year ending June 30, 2002. The total amount receivable under the terms of the Cell Therapy Grant is $4,928,550. As at 30 June 2003 $3,710,257 (2002:$2,714,446) had been received.

20. CONTROLLED ENTITITES

Particulars in relation to controlled entities

	Class of Share	Economic Entity Interest	
BresaGen Limited		**2003**	2002
Controlled Entities		**%**	%
Metrotec Pty Ltd	Ordinary	**100**	100
BresaGen Investments Pty Ltd *	Ordinary	**100**	100
BresaGen Marketing Pty Ltd	Ordinary	-	100
BresaGen, Inc	Ordinary	**100**	100
BresaGen Transgenics Pty Ltd	Ordinary	**100**	100

* Includes 169,250 preference shares in BresaGen Investments Pty Ltd held by BresaGen Limited.

All controlled entities except BresaGen, Inc were incorporated in Australia. BresaGen, Inc was incorporated in USA.

BresaGen Marketing Pty Ltd was deregistered in August 2002.

21. INVESTMENTS IN ASSOCIATED COMPANIES

BresaGen Xenograft Marketing Pty Ltd (the associated company) is responsible for marketing the applications of the Xenograft Syndicate Technology in both the research and commercialisation periods. The Company has 50% ownership of the associated company. The equity accounted value of the investment has been reduced to zero because the Company's share of accumulated losses exceeds the historical cost of the investment. BresaGen Xenograft Marketing Pty Ltd's operating result for the year was a profit of $8,412 (2002: profit $3,536). The Company's share of BresaGen Xenograft Marketing Pty Ltd's accumulated losses not brought to account via equity accounting at 30 June 2003 is $7,037 (2002:$ 11,243).

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$	$	**$**	$
22. REMUNERATION OF DIRECTORS & EXECUTIVES				
Directors remuneration				
Total income paid or payable, or otherwise made available, to all directors of the companies in the consolidated entity from the Company or any related party including the managing director of the holding company (includes Directors' fees of $149,988 (2002: $169,336))	**1,035,263**	**1,242,115**	**716,471**	**841,032**
The number of directors of the Company whose income from the Company or any related party falls within the following bands:				
$0 - $9,999			**2**	-
$10,000 - $19,999			**2**	1
$20,000 - $29,999			**1**	4
$30,000 - $39,999			**1**	-
$50,000 - $59,999			**-**	1
$60,000 - $69,999			**1**	-
$200,000 - $209,999			**1**	-
$210,000 - $219,999			**-**	1
$360,000 - $369,999			**1**	-
$450,000 - $459,999			**-**	1

Directors' income does not include insurance premiums paid by the Company or related parties in respect of Directors' and Officers' Liabilities and Legal Expenses insurance contracts.

The remuneration bands are not consistent with the emoluments disclosed in the Directors' Report as the basis of calculation differs due to the differing requirements of the Corporations Act 2001 and the Accounting Standards.

	Consolidated		The Company	
	2003	2002	**2003**	2002
Executives remuneration				
Executive officers are those officers, other than executive directors, involved in the strategic direction, general management or control of business at a company or operating division level. Total income received, or due and receivable, from the Company, entities in the consolidated entity or related parties by executive officers of the Company and of controlled entities whose income is $100,000 or more.	**475,015**	505,669	**475,015**	505,669
The number of executive officers of the Company whose remuneration from the Company or any related party falls within the following bands:				
$100,000 - $109,999			**2**	1
$120,000 - $129,999			**1**	2
$130,000 - $139,999			**1**	-
$140,000 - $149,999			**-**	1

23. AUDITORS' REMUNERATION

	Consolidated		The Company	
	2003	2002	**2003**	2002
Amounts received or due and receivable by the auditors of the Company for:				
- audit services	**45,000**	32,000	**45,000**	32,000
- other audit regulatory services	**45,660**	52,250	**45,660**	52,250
	90,660	84,250	**90,660**	84,250
Other services				
- taxation services	**6,165**	5,336	**6,165**	5,336
- other assurance services	-	48,200	-	48,200
	6,165	53,536	**6,165**	53,536
Total	**96,825**	137,786	**96,825**	137,786

Other audit regulatory services and other assurance services, primarily relate to the costs incurred in relation to US-GAAP audit opinions required in relation to our American Depository Receipts (ADR) SEC filings.

24. RELATED PARTIES

DIRECTORS

The names of persons who were directors of BresaGen Limited during the financial year are PR Hart, JB Harkness, JR Smeaton, CA Juttner, J Kucharczyk, R Mazzocchi, J Hasker, PR Jenkins and GN Vaughan.

Details of directors' remuneration are set out in Note 22.

Directors' holdings of shares and share options

The interests of directors of the reporting entity and their director–related entities in shares and share options of entities within the consolidated entity at year end are set out below:

	Consolidated	
	2003 Number Held	2002 Number Held
BresaGen Limited		
- Ordinary Shares	**1,718,104**	1,778,104
- Options over Ordinary Shares	**867,429**	776,782

Directors' transactions in shares and share options

During the year, no directors transacted in shares or options of the Company.

Other transactions with the Company or its controlled entities

Dr Kucharczyk acted as a consultant to BresaGen, Inc during the financial year. The amount expensed during the year relating to this consultancy was $208,257 (2002:$442,960). The consultancy agreement with Dr Kucharczyk concluded in January 2003.

24. RELATED PARTIES (cont'd)

	Consolidated		The Company	
	2003	2002	**2003**	2002
Loans to directors	**$**	$	**$**	$
Dr AJ Robins	**148,107**	287,813	**-**	-

Dr AJ Robins is a director of BresaGen, Inc. A loan totalling $196,385 ($US100,000) was made to Dr Robins in December 2000 and a further $94,868 ($US50,000) in August 2001. Interest is payable on the loan at market rates applicable to the Company's investment deposit (4.65% at 30 June 2003). Dr Robins repaid $110,233 ($US67,000) in March 2003. All principal and interest is currently repayable within the next twelve months. Interest received and receivable on the loan totalled $9,790, consolidated and $Nil, the Company for the period ending 30 June 2003 ($21,524: 30 June 2002). The loan is denominated in US dollars and converted to Australian Dollars at the rate applicable on balance date.

WHOLLY OWNED GROUP

Details of interests in wholly owned controlled entities are set out at Note 20. Details of dealings with these entities are set out below:

Transactions

The aggregate amounts included in the loss from ordinary activities before income tax expense that resulted from transactions with wholly owned controlled entities are:

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Interest revenue	**-**	-	**522**	256

Loans

The loan to BresaGen, Inc (Note 5) is repayable at call. Interest is charged monthly at the agreed rate of 6.00% per annum on the outstanding balance.

Balances of entities within the wholly-owned group

The aggregate amounts receivable from, and payable to wholly-owned controlled entities by the Company at balance date:

	2003	2002
	$'000	$'000
Receivables		
Non-current	**9,816**	6,643

OTHER RELATED PARTIES

Adelaide University and its controlled entity, Adelaide Research and Innovation Pty Ltd.

As at June 30, 2003 (and during the course of the year then ended) BresaGen Ltd believes Adelaide University and its controlled entity, Adelaide Research and Innovation Pty Ltd (formerly Luminis Pty Ltd) are not related parties of the consolidated entity. Adelaide University and its controlled entity Adelaide Research and Innovation Pty Ltd, do not exercise significant influence or control over the consolidated entity at June 30, 2003 or during the year then ended that would cause them to be considered a related party. In addition, they have significantly reduced their shareholding in the Company during the course of the year. As a consequence related party disclosures with the aforementioned entities have not been included in these financial statements.

25. EARNINGS PER SHARE

The net loss shown as per the statement of financial performance of $13,946,000 (2002:$11,861,000) has been used to calculate basic and diluted earnings per share.

The Company has only one class of ordinary shares with no variation in the entitlement to dividends.

The 4,975,218 (2002: 5,248,516) options outstanding have not been included as potential ordinary shares used in the calculation of diluted earnings per share as based on conditions at 30 June 2003, it is not probable that options will be exercised at any time in the near future.

	2003	2002
Weighted average number of potential ordinary shares used in the calculation of basic and diluted earnings per share	**54,498,560**	54,341,190

26. NOTES TO THE STATEMENTS OF CASH FLOWS

(i) Reconciliation of cash

For the purpose of the Statements of Cash Flows, cash includes cash on hand and at bank and deposits at call. Cash as at the end of the financial year as shown in the Statements of Cash Flows is as per the disclosure in the Statements of Financial Position and Note 4.

26. NOTES TO THE STATEMENTS OF CASH FLOWS (cont'd)

(ii) Reconciliation of Operating Profit after income tax to net cash provided by operating activities

	Consolidated		The Company	
	2003 S'000	2002 $'000	2003 $'000	2002 $'000
Operating loss after income tax	(13,946)	(11,861)	(12,283)	(14,554)
Add/(less) items classified as investing/financing activities:				
• Loss on disposal of non-current assets	59	20	59	20
• Shares issued in lieu of cash	36	59	36	59
Add/(less) non-cash items:				
• Amortisation of patents	-	8	-	8
• Amortisation of core technology licences	-	46	-	46
• Amortisation of intellectual property	1,479	188	388	188
• Amortisation of leasehold improvements	-	1	-	1
• Write off of intangibles	4,172	2,583	1,800	2,583
• Employee provisions	343	269	343	269
• Amounts set aside to provision for doubtful debts	5	-	5	-
• Depreciation	392	196	335	178
• Gain/Loss on write back of loan	-	3	-	3
• Foreign currency translation gain	72	20	-	-
• Diminution in value of investment in controlled entity	-	-	5,234	7,386
Net cash provided used in operating activities before change in assets and liabilities	(7,388)	(8,468)	(4,083)	(3,813)
Change in assets and liabilities during the financial year adjusted for effects of purchase and disposal of controlled entities during the financial year:				
(Increase)/decrease in inventories	(2)	(105)	(70)	(36)
(Increase)/decrease in prepayments	162	(92)	134	(60)
(Increase)/decrease in trade debtors	(349)	98	(349)	98
(Increase)/decrease in other debtors	(25)	35	111	35
(Increase)/decrease in other loans	24	16	-	-
(Increase)/decrease in loan to controlled entity	-	-	(3,164)	(3,979)
(Increase)/decrease in loan to associated entity	8	3	-	3
(Decrease)/increase in deferred income	(198)	310	(198)	310
(Decrease)/increase in trade creditors	244	34	72	41
(Decrease)/increase in other creditors	(209)	422	(147)	517
(Decrease)/increase in employee provisions	(292)	(223)	(292)	(223)
Net cash used in operating activities	(8,025)	(7,970)	(7,986)	(7,107)

27. FINANCING ARRANGEMENTS

	Consolidated		The Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
The consolidated entity has access to the Following lines of credit:				
Total facilities available:				
Autopay Facility	**185**	185	**185**	185
Company Credit Cards	**21**	21	**21**	21
Long term loan	**8,024**	8,024	**8,024**	8,024
	8,230	8,230	**8,230**	8,230
Facilities utilised at balance date:				
Autopay Facility	-	-	-	-
Company Credit Cards	4	10	4	10
Long term loan	**7,543**	290	**7,543**	290
	7,547	300	**7,547**	300
Facilities not utilised at balance:				
Autopay Facility	**185**	185	**185**	185
Company Credit Cards	**17**	11	**17**	11
Long term loan	**481**	7,734	**481**	7,734
	683	7,930	**683**	7,930

The Autopay and Company Credit Card facilities described above are secured by a letter of acknowledgment by the Company that any monies that become owing or payable to the Company's bankers, from the use of those facilities, may be applied against deposits at call held with the bank totalling $206,000 (2002: $206,000) at balance date.

28. EMPLOYEE ENTITLEMENTS

Aggregate liability for employee entitlements including on-costs are disclosed in Note 12 to these accounts.

Number of employees

	Consolidated		The Company	
	2003	2002	**2003**	2002
Number of employees at year end	**51**	54	44	45

28. EMPLOYEE ENTITLEMENTS (cont'd)

Employee share options schemes

Summary of movement of options over unissued ordinary shares

	Employee	Non-employee	Total
Balance at 30 June 2001	**4,053,833**	**7,132,591**	**11,186,424**
Granted	250,000	-	250,000
Exercised	(455,127)	(50,000)	(505,127)
Cancelled/lapsed	(782,781)	(4,900,000)	(5,682,781)
Balance at 30 June 2002	**3,065,925**	**2,182,591**	**5,248,516**
Granted	416,051	100,000	516,051
Exercised	-	-	-
Cancelled/lapsed	(606,758)	(182,591)	(789,349)
Balance at 30 June 2003	**2,875,218**	**2,100,000**	**4,975,218**

No options were exercised during the period accordingly no fair value disclosure of options exercised is required. The details of the options granted during the period are set out in the table on the following page.

BresaGen Employee Options Incentive Plan implemented 24 June 1999, amended 5 October 2002

The details of the plan were included in the Company's initial Prospectus dated 23 July 1999, and amended 5 October 2002.

Eligibility: To be eligible to participate in the Plan the person must be:
- a full time or part time employee of the Company and has been an employee for not less than 12 months (or such shorter period as the directors may determine); or
- be a Director of a BresaGen Company; or

Exercise Price: The exercise price of any option is the amount determined by the directors. The exercise price must not be less than $0.20 per share.
Exercise Period: An optionholder may exercise any employee option during the exercise period specified for that employee option.
Lapse of Options: Employee options lapse on the date on which the optionholder ceases to be an eligible employee for any reason other than death, retirement or disability.

Generally options provided to employees from October 1999 vest over three years beginning 12 months from date of issue.

The US BresaGen Employee Options Incentive plan approved 5 October 2002.

The details of the plan were issued in the Company's Notice of Annual General Meeting for the 21 November 2002 Annual General Meeting.

Eligibility: To be eligible to participate in the Plan the person must be:
- a full time or part time employee of the Company and has been an employee for not less than 12 months (or such shorter period as the directors may determine) who reside in the United States at the time the options are granted; or
- be a Director of a BresaGen Company;

Exercise Price: The exercise price of any option is the amount determined by the directors, however the exercise price must be less than 100% of the Fair Market Value of a share on the date on which the option is granted or 110% of the Fair Market Value if at the time the option is granted, the Eligible Person owns directly or indirectly more than 10% of the total combined voting power of all classes of securities of the Company, or parent or any subsidiary of the Company.

28. EMPLOYEE ENTITLEMENTS (cont'd)

Exercise Period: An optionholder may exercise any employee option during the exercise period specified for that employee option, however the exercise period must not exceed 10 years from the date the option was granted, or 5 years if the Eligible Person owns directly or indirectly 10% of the total combined voting power of all classes of securities of the Company, or any parent of subsidiary of the Company.
Lapse of Options: Employee options lapse on the date on which the optionholder ceases to be an eligible employee for any reason other than death, retirement or disability.

Generally options provided to employees vest over three years beginning 12 months from date of issue.

Employee Options Incentive Plan pre 24 June 1999

This plan was in place prior to the listing of the Company in September 1999. The details of the plan were included in the Company's prospectus dated 23 July 1999.

BresaGen issued 2,467,084 options pursuant to the previous Employee Options Incentive Plan. The terms of the previous Plan are substantially the same as those of the current Plan, except for the following points:

Exercise Price: The minimum exercise price under the previous Plan was $1.00 per option on a pre-capital reconstruction basis.
Exercise Period: The exercise period could not exceed 5 years.

Management Option Plan

The options issued pursuant to this plan were approved by Shareholders at an Extraordinary General Meeting on 9 November 2000.

On the above date the Company issued 1,000,000 options to management to acquire ordinary shares under an option plan established in November 2000, at the time of the merger of CytoGenesis, Inc. with BresaGen, Inc. The terms of these options have been structured in such a way as to provide management with an incentive to work towards realising the benefits of this merger.

Exercise Price: $1.50 per option.
Vesting Terms:
325,000 options are exercisable on BresaGen's share price trading at $2.00 or above for 5 consecutive days.
325,000 options are exercisable on BresaGen's share price trading at $2.50 or above for 5 consecutive days.
350,000 options are exercisable on BresaGen's share price trading at $3.00 or above for 5 consecutive days.
Exercise Period: All options will lapse five years after issue.

Details of the options outstanding under the above plans are set out on the following page;

28. EMPLOYEE ENTITLEMENTS (cont'd)

The total number of employee options issued and outstanding are as follows:

Issue date	Expiry date	Exercise price	Options Issued	Options exercised and shares issued		Total options available to be exercised		Total options not yet vested		Total options not available as lapsed unexercised Note (a)	
				2003	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
			'000	**'000**	**'000**	**'000**	**'000**	**'000**	**'000**	**'000**	**'000**
31 Oct 1997	31 Oct 2002	$1.10	365	-	-	-	365	-	-	365	-
01 Jul 1999	30 Jun 2004	$1.00	25	-	-	-	25	-	-	25	-
18 Oct 1999	18 Oct 2009	$1.00	825	-	43	692	499	-	249	57	34
29 Nov 1999	29 Nov 2009	$1.00	220	-	-	220	147	-	73	-	-
29 Nov 1999	29 Nov 2009	$1.48	125	-	-	50	67	-	33	50	25
24 Jul 2000	24 July 2010	$1.51	20	-	-	-	7	-	13	20	-
10 Oct 2000	10 Oct 2010	$1.50	432	-	-	190	142	95	283	140	7
09 Nov 2000	08 Nov 2005	$1.50	1,000	-	-	-	-	1,000	1,000	-	-
18 May 2001	01 Apr 2006	$1.50	238	-	-	43	32	22	63	30	142
06 Sep 2001	06 Sep 2011	$1.09	35	-	-	7	-	13	35	15	-
12 Oct 2001	12 Oct 2011	$0.89	120	-	-	18	-	37	120	65	-
17 Dec 2001	17 Dec 2011	$1.06	45	-	-	7	-	15	45	23	-
04 Feb 2002	04 Feb 2012	$1.13	50	-	-	17	-	33	50	-	-
23 Jan 2003	04 Aug 2010	$1.55	25	-	-	25	-	-	-	-	-
23 Jan 2003	30 Jun 2012	$1.01	324	-	-	324	-	-	-	-	-
30 May 2003	30 May 2013	$0.27	67	-	-	67	-	-	-	-	-
			3,916	-	43	1,660	1,284	1,215	1,964	790	208

The total number of employee options outstanding disclosed in Note 14 to these accounts is 2,875,000 (2002: 3,248,000) being the total of all options available to be exercised plus those not as yet vested.

The terms and conditions of the options shown above are set out on the preceding pages.

(a) Total options not available as lapsed unexercised result from:

- options not being exercised by the expiry date; or
- options lapsing due to the optionholder ceasing to be an employee for any reason other than death or retirement.

No options were exercised during the financial year. The market value of the shares on the dates the options were exercised ranged during the prior financial year were from $0.88 to $1.18.

29. EVENTS SUBSEQUENT TO BALANCE DATE

The Company will likely be the head entity in a tax-consolidated group comprising the Company and all of its Australian wholly-owned subsidiaries, from the implementation date of 1 July 2003. There is no financial effect of this change as the tax losses of the Company or it wholly owned subsidiary have never been brought to account in the financial statements. The ultimate effect of the Tax Consolidation legislation may differ as a result of Urgent Issue Group deliberations and final calculations and decisions to be made under the legislation.

On 1 July 2003 the Company instituted legal proceedings in the Supreme Court of South Australia against the Institute of Medical and Veterinary Science (IMVS), Medvet Pty Ltd and Professor Angel Lopez. The aforementioned parties licensed the anti-cancer drug E21R to the Company and were responsible for the initial research in relation to the drug. The action was taken after a collaborative agreement between the Company and British Biotech was terminated in July 2002, due to British Biotech being unable to repeat certain published pre-clinical data supplied by the IMVS, Medvet and Professor Lopez. A date for trial has not been set at this time, and the quantum of the claim is yet to be finalised.

On 14 August 2003, the Company announced that the Reproductive Biotechnology business segment, which has been working on development of transgenic and animal cloning technology, is to be transferred to the University of Adelaide. The transfer will be effective from 1 July 2003, and all grants to which the group was entitled will be transferred to the University effective this date. All staff employed in the business segment resigned from the Company in July 2003 and accepted new positions with the University. The Company did not incur any relocation or redundancy costs in relation to this restructure.

On 14 August 2003 the Company announced its intention to restructure its current operations that will lead to the establishment of two separate US based companies. The Company has appointed US investment bankers, Caymus Partners, to obtain funding for its Protein Pharmaceutical division. Subject to the completion of this fund raising, including shareholder approval, the Protein Pharmaceutical division will be spun out into a separate US-headquartered company. The Company has incorporated a wholly owned US subsidiary, BGen Corp for the purposes of this spin out.

Also on 14 August 2003, the Company announced its Cell Therapy Division will gradually relocate to the United States. The Company is currently in discussions with several other companies with complementary interests in the embryonic stem ("ES") cell field and the cell delivery and imaging fields.

30. SEGMENT INFORMATION

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income earnings assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Business segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

Cell Therapy	Research to develop treatment for disease through the use of embryonic stem cells.
Protein Pharmaceuticals	Research and production of cost effective technology to express and purify recombinant proteins on a commercial scale, this area includes the consolidated entity's ProtEcol business unit.
Reproductive Biotechnology	Research to improve the efficiency of proprietary methodology and develop xenotransplant technologies in pigs.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographic location of customers. Segment assets are based on the geographical location of the assets.

The consolidated entity's business segments operate geographically as follows:

Australia	Sales of the registered drug EquiGen to Veterinarians, contract income from the consolidated entity's ProtEcol business and receipt of grant revenue for research work undertaken from the Australian Government.
United States	Grant revenue from the United States' National Institutes of Health (NIH) plus minor revenue derived from cell sales to research organisations within the United States. Further, sales of the registered drug EquiGen to Veterinarians and human growth hormone to research organisations based in the United States.
United Kingdom	Sales of E21R and milestone payments received from British Biotech in the prior financial year, corresponding income was not received in the current financial year as the collaborative agreement with British Biotech was terminated in July 2002.
Other	Sales principally in the Middle East, Europe and New Zealand of the registered drug EquiGen.

30. SEGMENT INFORMATION (cont'd)

	Cell Therapy		Reproductive Biotechnology		Protein Pharmaceuticals		Consolidated	
Primary Reporting	2003	2002	2003	2002	2003	2002	2003	2002
Business Segments	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue								
Total Segment revenue	2,281	1,358	713	732	1,811	2,546	4,805	4,636
Other unallocated revenue							462	1,413
Total revenue	2,281	1,358	713	732	1,811	2,546	5,267	6,049
Result								
Segment result	(8,929)	(5,299)	96	(23)	(1,608)	(3,907)	(10,441)	(9,229)
Unallocated corporate expenses							(3,505)	(2,632)
Profit from ordinary activities before income tax							(13,946)	(11,861)
Income tax expense							-	-
Net profit							(13,946)	(11,861)
Depreciation and amortisation	1,402	14	5	6	324	370	1,731	390
Non-cash expenses other than depreciation and amortisation	52	5	22	37	105	131	179	173
Individually significant items								
Write off on Intangibles	4,172	-	-	-	-	(2,583)	4,172	(2,583)
Inventory write-off	-	-	-	-	-	(267)	-	(267)
Assets								
Segment assets	8,092	13,277	347	416	2,843	2,175	11,282	15,868
Unallocated corporate assets							16,509	18,604
Consolidated total assets							27,791	34,472
Liabilities								
Segment liabilities	668	518	293	166	488	355	1,449	1,039
Unallocated corporate liabilities							8,386	1,567
Consolidated total liabilities							9,835	2,606
Acquisitions of non-current assets	392	120	3	9	687	278	1,082	407
Unallocated acquisition of non-current assets							8,662	1,798
Consolidated asset acquisitions							9,744	2,205

30. SEGMENT INFORMATION (cont'd)	Australia		United States		United Kingdom		Other		Consolidated	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Secondary reporting										
Geographical Segments										
External segment revenue by location of customers	3,187	2,891	1,452	735	1	797	165	214	4,805	4,637
Segment assets by location of assets	3,364	4,827	7,918	11,041	-	-	-	-	11,282	15,868
Acquisition of non-current assets	779	390	303	17	-	-	-	-	1,082	407

DIRECTORS' DECLARATION

1. In the opinion of the directors of BresaGen Limited:

   (a) the financial statements and notes, set out on pages 15 to 53 are in accordance with the Corporations Act 2001, including:

      (i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2003 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

      (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the Company and its subsidiaries identified in Note 20 will, be able to meet any obligations or liabilities to which they are or may become subject by virtue of the Deed of Cross Guarantee between the Company and those subsidiaries pursuant to ASIC Class Order 98/1418.

Dated at Adelaide this 11th day of September 2003.

Signed in accordance with a resolution of the directors.

....

PR Hart

KPMG

Independent audit report to members of BresaGen Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both BresaGen Limited and the consolidated entity for the year ended 30 June 2003. The Consolidated Entity comprises both the company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of BresaGen Limited is in accordance with:

a) the *Corporations Act 2001*, including:

   i. giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2003 and of their performance for the financial year ended on that date; and

   ii. complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

Significant uncertainty regarding continuation as a going concern

Without qualification to the opinion expressed above, attention is drawn to Note 1(A) explaining the going concern basis for the preparation of the financial report. The note highlights that whilst the financial statements have been prepared on a going concern basis, the economic entity has incurred significant losses in the current financial year, and the directors estimate that available cash balances as at 30 June 2003 will only be sufficient to fund the Company's operations to December 2003.

As noted by the directors, the economic entity's future financial viability is dependent on a successful capital raising and major corporate restructure requiring shareholder approval. At the date of these financial statements, binding contractual agreements with relevant external parties to the intended restructure remain outstanding and the capital raising is not underwritten. Accordingly, there is significant uncertainty as to whether the entity will be able to continue as a going concern and be able to realise its assets and extinguish its liabilities in the normal course of business at the amounts stated in the financial report.

KPMG

KPMG

A Santin
Partner

Adelaide
11 September 2003

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this report.

Cash Usage

The cash and assets that the entity had, at the time of admission to the Australian Stock Exchange, in a form readily convertible to cash have been used in a way consistent with the entity's business objectives.

SHAREHOLDINGS

Substantial Shareholders

The number of shares held by the substantial shareholder as at 28 August 2003 were:

	Ordinary
Adelaide Research and Innovation Pty Ltd (formerly Luminus Pty Ltd)	4,147,526

Class of shares and voting rights

At 31 August 2003, there were 4,300 holders of the ordinary shares of the Company. The voting rights attaching to the ordinary shares, set out in clause 34 of The Company's Constitution are:

34.1 " Subject to the Corporations Act 2001, this Constitution and to any rights or restrictions attaching to any class of Shares, at meetings of Members or classes of Members each Member may vote and:

(a) on a show of hands every Member has one vote;

(b) on a poll every Member has:

(i) one vote for each fully paid Shares held by the Member; and

(ii) for each partly paid Share held by the Member, a fraction of a vote equivalent to the proportion which the amount paid (not credited) on the Share is of the total amounts paid and payable (excluding amounts credited) on the Share."

At 31 August 2003 there were options over 4,766,064 unissued ordinary shares. There are no voting rights attached to the unissued ordinary shares. Voting rights will be attached to the unissued ordinary shares when the options have been exercised.

On-market buy-back

There is no current on-market buy back.

SHAREHOLDINGS (cont'd)

Distribution of shareholders (as at 28 August 2003)

Category	Number of Shareholders Ordinary	Options
1-1,000	963	2
1,001-5,000	2,167	10
5,001-10,000	598	14
10,001-100,000	520	21
100,001 and over	52	10
	4,300	57

Twenty largest shareholders (as at 28 August 2003)

Name	Number of ordinary shares held	Percentage of capital held
Adelaide Research & Innovation Pty Ltd (formerly Luminus Pty Ltd)	4,147,526	7.61
MDP Holdings Inc	2,633,520	4.83
Cambooya Pty Ltd	1,799,016	3.30
Hambro-Grantham Investments Limited	1,799,016	3.30
ANZ Nominees Limited	1,752,537	3.22
3i Bioscience Investment Trust plc	1,594,696	2.93
British Biotech plc	1,101,290	2.02
Commonwealth Custodial Services Limited	1,006,095	1.85
Skeet Nominees Pty Ltd	920,850	1.69
Comsec Nominees Pty Ltd	828,010	1.51
Mr Rudy Mazzocchi	763,506	1.40
Dr John Kucharczyk	743,415	1.36
National Nominees Limited	697,324	1.28
Mr Frank Groenewegen	579,550	1.06
Stice-Reiter Family Limited	453,640	0.83
Mr Daniel Wigart	453,640	0.83
Merrill Lynch (Australia) Nominees Pty Ltd	431,520	0.79
Mr Gunnar Pah	405,685	0.74
Citicorp Nominees Pty Ltd	374,275	0.69
Mirrabooka Investments Limited	350,000	0.64
	22,835,111	41.88

Restricted Securities

As at 28 August 2003, 10,000,000 ordinary shares were subject to voluntary escrow. The date the restriction will cease in relation to these shares is not known at this time (refer Note 19)

OFFICES AND OFFICERS

Company Secretary

Mr Linton Wayne Paul Burns, CA

Principal Registered Office

8 Dalgleish Street
THEBARTON SA 5031
Telephone: (08) 8234 2660
Facsimile: (08) 8234 6268

Location of share registry

Adelaide
Computershare Registry
Level 5
115 Grenfell Street
ADELAIDE SA 5000
Telephone: (08) 8236 2300
Facsimile: (08) 8236 2305

Stock Exchange

The Company is listed on the Australian Stock Exchange. The Home Exchange is Adelaide.

American Depository Receipts (ADR's)

The ADR facility enables US investors (and others) to acquire ADR's on the basis of one ADR for every ten ordinary shares. The Bank of New York is depository banker for the level-1 sponsored programme whereby ADR's are traded on the over-the-counter market in the USA under code BSGNY.